June 15, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Volato Group, Inc. Registration Statement on Form S-4 Originally Filed December 15, 2025 File No. 333-292132

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Volato Group, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-4 (File No. 333-292132), together with all exhibits and amendments thereto, initially filed with the Commission on December 15, 2025 (the “Registration Statement”). The Registration Statement was declared effective by the Commission on April 13, 2026.

The Registrant has determined not to pursue, at this time, the offering to which the Registration Statement relates because the Agreement and Plan of Merger and Reorganization, dated July 28, 2025, and as amended, between the Registrant, Volato Merger Subsidiary, Inc., and M2i Global, Inc., to which the Registration Statement relates, has been terminated and the Registrant no longer plans to consummate the transactions described in the Registration Statement, as reported in the Registrant’s Current Report on Form 8-K, filed with the Commission on June 5, 2026. Because the proposed issuance of securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Registrant hereby confirms that no securities have been sold under the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely,

By:	/s/ Matthew Liotta
Name:	Matthew Liotta
Title:	Chief Executive Officer

cc:	Kate Bechen, Dykema Gossett PLLC